

October 23, 2013

Via Email
Ms. Catherine L. Stubbs
Chief Financial Officer
Endeavour International Corporation
811 Main Street, Suite 2100
Houston, Texas 77002

> **Re:** **Endeavour International Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed March 18, 2013**
> **Supplemental Response dated October 2, 2013**
> **File No. 001-32212**

Dear Ms. Stubbs:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Properties, page 34

Reserves, page 36

1.   In comment 1 of our September 19, 2013 letter, we asked for information required by Item 1203 of Regulation S-K. It appears that you omitted separate figures for UK proved undeveloped reserve changes during 2012 due to acquisition/divestiture, revisions, extensions and discoveries, improved recovery and conversion to developed status. Please affirm to us that you will disclose these items prospectively.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45</u>

<u>Revenues, page 48</u>

2.   In our prior comment 5, we requested disclosure of product prices and production costs for US, UK and in total. Your proposed price data has the heading "Realized Price ($ per BOE)." Please affirm that you will present prices for crude oil and natural gas as well as per BOE to comply with Item 1204 of Regulation S-K.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions regarding the engineering comments. Please contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311, with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief